Exhibit 15.2

purenickel

PURE NICKEL INC.

COMPENSATION COMMITTEE CHARTER

Introduction and Purpose

The board of directors (the "Board") of Pure Nickel Inc. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the compensation committee (the "Committee"). For the purpose of this charter, the term "Corporation" includes the Corporation and its subsidiaries.

The overall purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Corporation's approach to the compensation of its directors, senior management and employees.

Compensation and Membership

1. The Committee will be comprised of a minimum of three directors, each of whom shall be, in the determination of the Board, "independent" for the purposes of National Instrument 58-101 *Disclosure of Corporate Governance Practices*. Each Committee member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

2. Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3. The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Nominating Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

Meetings

4. The Committee will meet at least once a year and meetings will be scheduled to facilitate the committee carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chair of the Committee. The Committee shall have an in-camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting.

5. Meetings of the Committee shall be validly constituted if a majority of the members of the Committee are present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

6. The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

Responsibilities and Duties

7. The Committee shall have the power and authority to perform the following duties and fulfill the following responsibilities:

(i) Review the compensation practices and policies of the Corporation to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same.

(ii) Oversee the administration of the Corporation's compensation programs, including incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets.

(iii) Make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Corporation, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought.

(iv) Establish and evaluate the appropriateness of performance goals for performance-based compensation and make recommendations to the Board regarding same.

(v) Periodically survey the executive compensation practices of other comparable companies and report back to the Board.

(vi) Annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board;

(vii) Annually review and make recommendations to the Board regarding the annual base salary and bonus targets for the senior executives of the Corporation.

(viii) Review and make recommendations to the Board regarding annual corporate goals and objectives for the Chief Executive Officer (the "CEO,") evaluate the CEO's performance against such goals and objectives and report its findings and conclusions to the Board.

(ix) Annually review and make such recommendations to the Board, as are appropriate based on its review, regarding the CEO's annual base salary, the CEO's bonus and any stock option grants and other awards to the CEO under the Corporation's compensation programs. In evaluating the CEO's compensation, the Committee will consider the Corporation's performance and relative shareholder return, the compensation of CEOs at other comparable companies, and the CEO's compensation in past years.

(x) Annually review and make recommendations to the Board regarding the Corporation's director's and officer's liability insurance policies.

(xi) Review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Committee and settle the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

(xii) Determine and recommend to the Board for approval the award to employees of stock options under the Corporation's stock option plan.

(xiii) Annually review and make such recommendations to the Board, as are appropriate, the Corporation's key human resources policies and programs.

(xiv) At the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

Authority to Engage Outside Advisors

8. The Committee has the authority to engage outside advisors as it determines necessary to carry out its duties.

9. The Corporation shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment (a) of compensation to any advisors engaged by the Committee, and (b) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Delegation to Subcommittees

The Committee may, in its discretion, form and delegate authority to subcommittees when appropriate.

Performance Evaluation

The Committee shall, from time to time, conduct an evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions to this charter deemed necessary or desirable, although the Board shall have the sole authority to amend this charter. The performance evaluation shall be conducted in such a manner as the Committee deems appropriate.

Public Disclosure

This charter shall be included on the Corporation's website and the charter and/or a reference thereto may be included in the Corporation's public continuous disclosure record as may be required by applicable securities laws or as deemed advisable by management of the Corporation.

●, 2008